02016427

1-31-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED FEB 25 2002 143

For the month of January, 2002.

PROCESSED MAR 11 2002 THOMSON FINANCIAL

DIAMONDWORKS LTD.
(Translation of Registrant's Name Into English)

24 Johnson Street, 1st Floor, The Oaks, Riverwoods Office Park, Bedfordview 2008, South Africa
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

c5974
r f BC-DMW-new-COO 01-25 0327
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
DiamondWorks Ltd. Announces Appointment of Chief Operating Officer

TSE: DMW

VANCOUVER, Jan. 25 /CNW/ - DiamondWorks is pleased to announce the appointment of Mr. Theo Botoulas as Chief Operating Officer of the Company. Mr. Botoulas previously acted as a consultant to the Company and is familiar with its operational needs and corporate objectives. The appointment follows the resignation of Mr. John Firth who has left the Company in order to pursue other business interests.

Mr. Botoulas holds degrees in mining engineering from the University of Pretoria and the University of the Witwatersrand. He holds South African Government Certificates of Competency as Mine Overseer and as Mine Manager. He is also a registered Professional Engineer with the Engineering Council of South Africa and an Associate Member of the South African Institute of Mining and Metallurgy.

Mr. Botoulas has extensive operational experience in the mining industry and has complementary financial and analytical expertise from the investment banking and corporate finance sectors. Mr. Botoulas' in-depth knowledge of the Company's affairs and his extensive operational, administrative and financial experience will enable him to make immediate contributions to the success of DiamondWorks.

DiamondWorks Ltd. is a Canadian company listed on the Toronto Stock Exchange and holds interests in extensive diamond projects in Sierra Leone, South Africa, Angola and Central African Republic. Management's objective is to create a profitable mining company by focusing on the development and production of the Company's diamond assets.

ON BEHALF OF THE BOARD OF DIRECTORS OF
DIAMONDWORKS LTD.

"Tony Teixeira"

Tony Teixeira
President, Director

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.
%SEDAR: 00002462E

-0- 01/25/2002

/For further information: please contact: Vancouver: Barney Magnusson or J. Scott Drever, Telephone: (604) 691-1793, Fax: (604) 691-1794, Email info(at)diamondworks.com Or Johannesburg: Jimmy Kanakakis, Telephone: +27-11-454-3099 (+9 hrs. from Vancouver), Fax: +27-11-454-1674, Email: tash(at)diamondworks.co.za/
(DMW.)

CO: DiamondWorks Ltd.
ST: British Columbia
IN: MNG
SU: PER

-30-

CNW 16:00e 25-JAN-02

c6087
r f BC-DMW-Sierra-Leone 01-28 0667
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
DiamondWorks Ltd. Reports Operational Status in Sierra Leone

TSE: DMW

VANCOUVER, Jan. 28 /CNW/ - The city of Lungi in Sierra Leone was the site of an historical event on Friday, January 18, 2002 as several West African leaders and dignitaries as well as representatives of the UN and the international community, marked the formal end of the civil war in Sierra Leone. The management of DiamondWorks believes that this important step in the peace process has removed the remaining political obstacles to the re-establishment of the Company's operations in Sierra Leone after an absence of nearly five years.

The Company, through its wholly owned subsidiary Branch Energy Limited, holds a 60% interest in a 25-year renewable, diamond exploration and mining lease covering the 400 hectare Koidu Property in the Kono district which hosts two diamond pipes with proven and probable reserves.

The Company holds two separate diamond exploration licenses on the Sewa River in the eastern province of Sierra Leone which cover approximately 27 kilometres of river channel, terraces and flats on the Sewa River that are prospective for alluvial diamonds. The Company also holds the 6,800 hectare Matemu prospecting license for kimberlite diamonds located in southeastern Sierra Leone.

During the week of January 14, 2002 management conducted a visit to the Koidu project with the active co-operation of the Sierra Leone Government and the civilian authorities of the Kono District. The purpose of the visit was to carry out a site assessment of the processing plant and mining equipment. The diamond processing plant is damaged but repairable. Much of the mining and earthmoving equipment however, is beyond repair and can only be utilized, in some cases for spare parts. The No.2 kimberlite pipe is flooded to the surface and will have to be dewatered. The smaller No.1 kimberlite pipe is not flooded to the same extent; nor is the fissure feature which runs between the pipes. The company is in the process of evaluating the cost of replacement equipment and effecting repairs to the processing plant. Initial project working capital requirements are also being estimated.

As reported previously, the Company has re-established its office in Freetown and has re-confirmed with the Ministry of Mineral Resources and other relevant government departments, the company's ownership and title to its property interests in Sierra Leone. The Company has also recently re-established its contacts with the Kono Paramount Chief in whose jurisdiction the project is situated, as well as with representatives of the Kono people. A skeleton staff has been installed on site at the Koidu kimberlite project to begin clean up and maintenance of the plant site and to establish security. Preliminary work has been commenced from the Freetown office to evaluate the potential of the Sewa alluvial project.

Recent meetings with the various government Ministers, local officials and representatives has served to demonstrate the support of the Government for the early re-commencement of the Company's operations. DiamondWorks Limited, through its subsidiary Branch Energy Limited, plans to initially focus its efforts in establishing production from the Koidu mine and will assess the potential of the Company's other interests in Sierra Leone as time and financial resources permit.

DiamondWorks Ltd. is a Canadian company listed on the Toronto Stock Exchange and holds interests in extensive diamond projects in Sierra Leone, South Africa, Angola and Central African Republic. Management's objective is to create a profitable mining company by focusing on the development and production of the Company's diamond assets.

ON BEHALF OF THE BOARD OF DIRECTORS OF
DIAMONDWORKS LTD.

"Tony Teixeira"

Tony Teixeira
President, Director

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.
%SEDAR: 00002462E

-0- 01/28/2002

/For further information: please contact: Vancouver: Barney Magnusson or J. Scott Drever, Telephone: (604) 691-1793, Fax: (604) 691-1794, Email info(at)diamondworks.com or Johannesburg: Jimmy Kanakakis, Telephone: +27-11-454-3099 (+9 hrs. from Vancouver), Fax: +27-11-454-1674, Email: tash(at)diamondworks.co.za/
(DMW.)

CO: DiamondWorks Ltd.
ST: British Columbia
IN: MNG
SU:

-30-

CNW 09:00e 28-JAN-02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMONDWORKS LTD.
(Registrant)

Date January 31/02

By [signature]
(Signature)

Name: Bernard G. Poznanski
Title: Corporate Secretary